

August 31, 2010

Via Facsimile (212) 755-7306 and U.S. Mail
Mr. William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122-1ˢᵗ Avenue South, Suite 500
Saskatoon, Saskatchewan
Canada S7K 7G3

> **Re:** **Potash Corporation of Saskatchewan Inc.**
> **Schedule 14D-9**
> **Filed August 23, 2010**
> **Amendments to Schedule 14D-9 filed on**
> **August 23, 26 and 31, 2010**
> **File No.: 5-44283**

Dear Mr. Doyle:

We have limited our review of the filings to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9
Schedule 14D-9/A

Directors' Circular

Analysis and Reasons for the Potash Board's Conclusion and Recommendation, page 2

1. Throughout the Circular and letter to shareholders you present your predictions regarding the Company's future performance, prospects for growth and assumptions regarding future industry and market characteristics. Please revise the recommendation statement, inclusive of disclosure accompanying graphics and/or tabular presentations, to clarify wherever applicable, that Potash cannot be assured of its future performance or future market and industry trends. Further, please clarify that historical performance and/or trends are not an assurance of future performance. This comment applies to disclosure on pages 4-7.

2. We refer to disclosure on page 10 in which you state that it "is conceivable that if the company were able to utilize its full operational capability of 17 million tonnes by 2015, it could generate in excess of $10 billion of EBITDA from potash sales alone." Please set forth the basis for this statement. Also, if a reasonable factual basis exists for the statement, please include further context to the disclosure by acknowledging there is no assurance that the company would be able to utilize its full operational capability and set forth all the limitations that may reasonably be expected to affect such ability. Also disclose any assumptions that you have made regarding prices and supply and demand for potash that would impact the $10 billion figure cited.

3. Please revise to clearly state that all estimates and statements regarding the potential value of strategic equity investments are solely the opinion of the Board and/or management. Further, please set forth all assumptions underlying the market valuation approach, inclusive of the trading multiples, EBITDA and/or earnings variables that support the statements made. Also, with a view toward revised disclosure, advise us of the names of the relevant companies, the number of shares the company owns in each company and the price per share as quoted on each relevant stock exchange.

4. Further to our comment above. Please advise us of whether the data presented reflects all the company's strategic equity investments versus a select few.

The BHP Offer is Timed to Deprive Shareholders of Full Value, page 10

5. Clarify that while it is the Board's belief, there is no assurance of Potash's future profitability and/or predicted market trends.

Potash Corp's Financial Advisors have Each Provided a Written Opinion…, page 13

6. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Superior Offers or Other Alternatives are Expected to Emerge, page 13

7. We note reference throughout the materials of the discussions being pursued with third parties. Supplementally advise the staff of the number of third parties with whom the company is currently in negotiations and the status of such negotiations. We may have further comment.

8. Please revise to disclose the type of "value enhancing alternatives" that are being discussed with third parties.

9. Please advise us of whether the Company's financial advisors previously considered or are currently considering any indications of interest or any value enhancing alternatives received by third parties. We may have further comment. Refer generally to Item 1006(d) of Regulation M-A.

*   *   *

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

William Doyle
Potash Corporation of Saskatchewan Inc.
August 31, 2010
Page 4

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                    Sincerely,

                                    Mellissa Campbell Duru
                                    Special Counsel
                                    Office of Mergers & Acquisitions

Cc (via facsimile):   Robert A. Profusek, Esq.
                        Jones Day